EXHIBIT 99.1

NEWS RELEASE

South Bow Reports First-quarter 2026 Results and Declares Dividend

CALGARY, Alberta, May 07, 2026 (GLOBE NEWSWIRE) -- South Bow Corp. (TSX & NYSE: SOBO) (South Bow or the Company) reports its first-quarter 2026 financial and operational results. Unless otherwise noted, all financial figures in this news release are presented in U.S. dollars.

Highlights

Safety and operational performance

  Recorded first-quarter 2026 average throughput of approximately 616,000 barrels per day (bbl/d) on the Keystone Pipeline due to strong operational performance, including a System Operating Factor (SOF) of 95%. Throughput on the U.S. Gulf Coast segment of the Keystone Pipeline System averaged approximately 709,000 bbl/d.
  As disclosed on March 5, 2026, placed the Blackrod Connection Project into commercial service during the first quarter of 2026, on schedule, on budget, and with a zero recordable case rate. Cash flows are expected to increase throughout the second half of 2026 and into 2027, with the project expected to contribute approximately $10 million in normalized earnings before interest, income taxes, depreciation, and amortization (normalized EBITDA)1 in 2026.
  Progressed remedial actions relating to the Milepost 171 (MP-171) incident, including completing 11 in-line inspections and 76 integrity digs to date, and continuing to work closely with the Company's in-line inspection technology vendors. As South Bow conducts its remedial work, findings are being incorporated into the Company's remedial work plan and ongoing programs to enhance system integrity and ensure safe operations.

Financial performance

  Delivered stable financial results in the first quarter of 2026 amid ongoing geopolitical and market uncertainty. South Bow generated revenue of $491 million, and reported net income of $77 million ($0.37/share), normalized EBITDA of $257 million, and distributable cash flow1 of $168 million.
    Normalized EBITDA of $257 million increased by $5 million from the fourth quarter of 2025. This increase was primarily due to higher contributions from the Marketing segment, and was partially offset by lower normalized EBITDA in the Keystone Pipeline System segment, reflecting reduced maintenance activities.
    Distributable cash flow of $168 million increased by $19 million from the fourth quarter of 2025, driven primarily by lower current taxes.
  Maintained total long-term debt and net debt1 outstanding of $5.8 billion and $4.7 billion, respectively, in the first quarter of 2026. As at March 31, 2026, the Company's net debt-to-normalized EBITDA ratio1 was 4.7 times.

Returns to shareholders

  Returned $104 million or $0.50/share to shareholders in the first quarter of 2026 through South Bow's sustainable dividend.
  South Bow's board of directors (the Board) approved a quarterly dividend of $0.50/share, payable on July 15, 2026, to shareholders of record at the close of business on June 30, 2026. The dividends will be designated as eligible dividends for Canadian income tax purposes.

Corporate updates

  Closed bids for the previously announced open season on March 30, 2026, which solicited commitments for long-term firm transportation service from Hardisty, Alta., to multiple U.S. delivery points, including Cushing, Okla., and destinations on the U.S. Gulf Coast. A 60-day period is underway to determine whether sufficient commercial support exists to advance the proposed Prairie Connector project. At the end of this evaluation period, South Bow will provide the results of the open season and, if advanced, indicate the project's potential next steps.

South Bow's unaudited consolidated interim financial statements and notes (the financial statements) as at and for the three months ended March 31, 2026 and related management's discussion and analysis (the Q1 2026 MD&A) are available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the U.S. Securities and Exchange Commission (SEC) at www.sec.gov. Certain disclosure within "Specified Financial Measures" of the Q1 2026 MD&A is incorporated by reference into this news release.

Financial and operational results

$ millions, unless otherwise noted	Three Months Ended
	Dec. 31, 2025	March 31, 2026	March 31, 2025
FINANCIAL RESULTS
Revenue	503	491	498
Income from equity investments	14	13	13
Net income	156	77	88
Per share [1]	0.75	0.37	0.42
Normalized net income [2]	127	92	98
Per share 1 2	0.61	0.44	0.47
Income before income taxes	153	100	114
Normalized EBITDA [2]	252	257	266
Keystone Pipeline System	241	233	235
Marketing	(8)	9	16
Intra-Alberta & Other	19	15	15
Distributable cash flow 2 3	149	168	157
Dividends declared	104	104	104
Per share [1]	0.50	0.50	0.50
Capital expenditures	60	27	32
Total long-term debt	5,768	5,751	5,719
Net debt 2 4	4,806	4,738	4,910
Net debt-to-normalized EBITDA (ratio) [2]	4.7	4.7	4.6
Common shares outstanding, weighted average diluted (millions)	208.8	208.5	208.7
Common shares outstanding (millions)	208.3	208.6	208.2

OPERATIONAL RESULTS
Keystone Pipeline System Operating Factor (%) [5]	94	95	98
Keystone Pipeline throughput (Mbbl/d)	594	616	613
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d) [6]	680	709	726
Marketlink throughput (Mbbl/d)	531	537	549
  Per-share amounts, with the exception of dividends, are based on weighted average diluted common shares outstanding.
  Non-GAAP financial measure or non-GAAP ratio that do not have standardized meanings and may not be comparable to measures presented by other entities. See "Specified financial measures" of this news release.
  In the second quarter of 2025, South Bow modified the definition of distributable cash flow. Comparative measures have been restated to reflect these changes. See "Specified financial measures" of this news release.
  Includes 50% equity treatment of South Bow's junior subordinated notes.
  SOF measures South Bow's ability to deliver crude oil at the planned maximum rate of the Keystone Pipeline.
  Comprises throughput originating in Hardisty, Alta. transported on the Keystone Pipeline, and throughput originating in Cushing, Okla. transported on Marketlink for destination in the U.S. Gulf Coast.

Outlook

Market outlook

  Recent geopolitical events have caused significant market volatility, underscoring the importance of a secure and reliable energy supply. While commodity prices have strengthened in response to the geopolitical events, the pricing differentials that drive contributions from uncommitted capacity on South Bow's Keystone Pipeline have not materially changed.
  South Bow continues to expect that Western Canadian Sedimentary Basin (WCSB) crude oil supply will grow modestly throughout 2026 and remain below total pipeline egress capacity.
  Physical crude oil market constraints resulting from recent geopolitical events have led to stronger demand for capacity on the U.S. Gulf Coast segment of South Bow's Keystone Pipeline System.

2026 guidance

  South Bow's annual guidance aims to inform readers about Management's expectations for 2026 financial and operational results. Readers are cautioned that these estimates may not be suitable for any other purpose. See "Forward-looking information and statements" of this news release for additional information regarding factors that could cause actual events to be significantly different from those expected.
  South Bow is reaffirming its 2026 annual guidance, with the Company's financial outlook underpinned by highly contracted cash flows and strong structural demand for services. Normalized EBITDA is projected to be approximately $1.03 billion, within a range of 2%, with approximately 90% secured through committed arrangements, which carry minimal commodity price or volumetric risk.
  Normalized EBITDA for the second quarter of 2026 is expected to be slightly higher than first-quarter 2026 normalized EBITDA of $257 million, primarily due to expected elevated demand on the Company's U.S. Gulf Coast segment of its Keystone Pipeline System.
  South Bow will update its outlook for growth capital expenditures once it sanctions its next development project. The Company continues to expect its net debt-to-normalized EBITDA ratio to decrease modestly through 2026.

South Bow's 2026 annual guidance and results for the three months ended March 31, 2026 are outlined below:

$ millions, except percentages	2026 Guidance [1]	2026 YTD Actuals [2]
Normalized EBITDA [3]	1,030 +/- 2%	257
Financial charges [4]	315 +/- 2%	73
Effective tax rate (%)	22% - 23%	23%
Distributable cash flow [3]	655 +/- 2%	168
Capital expenditures
Growth 3 5 6	10	5
Maintenance 3 5 7	25 +/- 10	4
  Assumes average foreign exchange rate of C$/U.S.$1.39.
  The historical results for the three months ended March 31, 2026 should not be relied upon as a basis for forecasting results for the year ended Dec. 31, 2026.
  See the Company's MD&A for the year ended Dec. 31, 2025 for historical normalized EBITDA, distributable cash flow, growth capital expenditures, and maintenance capital expenditures for such period.
  Comprised of interest expense and interest income and other.
  Supplementary financial measure. See "Specified Financial Measures" of the Q1 2026 MD&A, certain information from which is incorporated by reference into this news release.
  South Bow will update its outlook for growth capital expenditures once it sanctions its next development project.
  Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.

Capital allocation priorities

  South Bow takes a disciplined approach to capital allocation to preserve optionality and maximize total shareholder returns over the long term. The Company's capital allocation priorities are built on a foundation of financial strength and supported by South Bow's stable, predictable cash flows. South Bow's capital allocation priorities include:
    paying a sustainable base dividend;
    strengthening the Company's investment-grade financial position; and
    leveraging existing infrastructure within South Bow's strategic corridor to offer customers competitive connections, enhanced optionality, and value chain expansions.

Conference call and webcast details

South Bow's senior leadership will host a conference call and webcast to discuss the Company's first-quarter 2026 results on May 8, 2026 at 8 a.m. MT (10 a.m. ET).

Date	May 8, 2026
Time	8 a.m. MT (10 a.m. ET)
Conference call link	https://register-conf.media-server.com/register/BI17f704fa41594e4bb77078eb3679d264
Webcast link	https://edge.media-server.com/mmc/p/xbc6unht

Register ahead of time to receive a unique PIN to access the conference call via telephone. Once registered, participants can dial into the conference call from their telephone via the unique PIN or click on the "Call Me" option to receive an automated call directly on their telephone.

Visit www.southbow.com/investors for the replay following the event.

Specified financial measures

Non-GAAP financial measures

In this news release, South Bow references certain non-GAAP financial measures and non-GAAP ratios that do not have standardized meanings under GAAP and may not be comparable to similar measures presented by other entities. These non-GAAP financial measures and non-GAAP ratios include adjustments to the composition of the most directly comparable GAAP measures. Management considers these non-GAAP financial measures and non-GAAP ratios to be important in evaluating and understanding the operational performance and liquidity of South Bow. These non-GAAP financial measures and non-GAAP ratios should not be considered in isolation or as a substitute for financial information or measures of performance presented in accordance with GAAP.

South Bow's non-GAAP financial measures used in this news release include:

  normalized EBITDA;
  segment normalized EBITDA;
  normalized net income;
  distributable cash flow; and
  net debt.

South Bow's non-GAAP ratios used in this news release include:

  normalized net income per share; and
  net debt-to-normalized EBITDA ratio.

These non-GAAP financial measures and non-GAAP ratios are further described below, with a reconciliation to their most directly comparable GAAP measure.

Normalizing items

Normalized measures are, or include, non-GAAP financial measures and non-GAAP ratios and include normalized EBITDA, segment normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow, and net debt-to-normalized EBITDA ratio. Management uses these normalized measures to assess the financial performance of South Bow's operations and compare period-over-period results. During certain reporting periods, the Company may incur costs that are not indicative of core operations or results. These normalized measures represent income (loss), adjusted for specific normalizing items that are believed to be significant; however, are not reflective of South Bow's underlying operations in the period.

These specific normalizing items include gains or losses on sales of assets or assets held for sale, unrealized fair value adjustments related to risk management activities, tariff charges, acquisition, integration, and restructuring costs, and other charges, including but not limited to, impairment, contractual costs, settlements, and initial costs associated with business development activities.

South Bow excludes the unrealized fair value adjustments related to risk management activities, as these represent the changes in the fair value of derivatives, but do not accurately reflect the gains and losses that will be realized at settlement and impact income. Therefore, South Bow does not consider these items reflective of the Company's underlying operations, despite providing effective economic hedges. Realized gains and losses on grade financial contracts are adjusted to improve comparability, as they settle in a subsequent period to the underlying transaction they are hedged against.

South Bow excludes tariff charges as they are not reflective of ongoing business conducted by the Company and are subject to uncertainty.

Separation costs relate to internal costs and external fees incurred specific to the Spinoff. These items have been excluded from normalized measures, as Management does not consider them reflective of ongoing operations and they are non-recurring in nature.

Normalized EBITDA and segment normalized EBITDA

Normalized EBITDA and segment normalized EBITDA are used as measures of earnings from ongoing operations. Management uses these measures to monitor and evaluate the financial performance of the Company's operations and to identify and evaluate trends. These measures are useful for investors as they allow for a more accurate comparison of financial performance of the Company across periods for ongoing operations. Normalized EBITDA and segment normalized EBITDA represent income (loss) before income taxes, adjusted for the normalizing items, in addition to excluding charges for depreciation and amortization, interest expense, interest income and other, and other income.

Normalized EBITDA and segment normalized EBITDA guidance are forward-looking non-GAAP financial measures. South Bow does not provide a reconciliation of such forward-looking measures to the most directly comparable financial measure calculated and presented in accordance with GAAP due to unknown variables and the uncertainty related to future results. These unknown variables may be inherently difficult to determine without unreasonable efforts. Guidance for normalized EBITDA and segment normalized EBITDA are calculated in the same manner as described above for historical normalized EBITDA and segment normalized EBITDA, as applicable.

The following table reconciles income (loss) before income taxes to normalized EBITDA for the indicated periods:

$ millions	Three Months Ended
	Dec. 31, 2025	March 31, 2026	March 31, 2025
Income before income taxes	153	100	114
Adjusted for specific items:
Depreciation and amortization	58	64	62
Interest expense	83	84	83
Interest income and other	(18)	(11)	(6)
Risk management instruments	(11)	32	6
Keystone variable toll disputes	5	(18)	—
Separation costs	1	1	3
Business development costs	—	5	—
Tariff charges	—	—	1
Keystone XL costs and other	(19)	—	3
Normalized EBITDA	252	257	266

The following table reconciles income (loss) before income taxes to normalized EBITDA by operating segment for the indicated periods:

$ millions	Three Months Ended Dec. 31, 2025
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	211	3	(61)	153
Adjusted for specific items:
Depreciation and amortization	58	—	—	58
Interest expense	(1)	—	84	83
Interest income and other	(13)	—	(5)	(18)
Risk management instruments	—	(11)	—	(11)
Keystone variable toll disputes	5	—	—	5
Separation costs	—	—	1	1
Business development costs	—	—	—	—
Tariff charges	—	—	—	—
Keystone XL costs and other	(19)	—	—	(19)
Segment normalized EBITDA	241	(8)	19	252

$ millions	Three Months Ended March 31, 2026
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	197	(22)	(75)	100
Adjusted for specific items:
Depreciation and amortization	60	—	4	64
Interest expense	—	—	84	84
Interest income and other	(6)	(1)	(4)	(11)
Risk management instruments	—	32	—	32
Keystone variable toll disputes	(18)	—	—	(18)
Separation costs	—	—	1	1
Business development costs	—	—	5	5
Tariff charges	—	—	—	—
Keystone XL costs and other	—	—	—	—
Segment normalized EBITDA	233	9	15	257

$ millions	Three Months Ended March 31, 2025
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	175	9	(70)	114
Adjusted for specific items:
Depreciation and amortization	59	—	3	62
Interest expense	—	—	83	83
Interest income and other	(2)	—	(4)	(6)
Risk management instruments	—	6	—	6
Keystone variable toll disputes	—	—	—	—
Separation costs	—	—	3	3
Business development costs	—	—	—	—
Tariff charges	—	1	—	1
Keystone XL costs and other	3	—	—	3
Segment normalized EBITDA	235	16	15	266

Normalized net income and normalized net income per share

Normalized net income represents net income adjusted for the normalizing items described above under the heading "Normalizing items" and is used by Management to assess the earnings that are representative of South Bow's operations. By adjusting for non-recurring items and other factors that do not reflect the Company's ongoing performance, normalized net income provides a clearer picture of the Company's continuing operations. This measure is particularly useful for investors as it allows for a more accurate comparison of financial performance and trends across different periods. On a per-share basis, normalized net income is derived by dividing the normalized net income by the weighted average diluted common shares outstanding at the end of the period. Management believes this per-share measure is valuable for investors as it provides insight into South Bow's profitability on a per-share basis, assisting in evaluating the Company's performance.

The following table reconciles net income to normalized net income for the indicated periods:

$ millions, except common shares outstanding and per-share amounts	Three Months Ended
	Dec. 31, 2025	March 31, 2026	March 31, 2025
Net income	156	77	88
Adjusted for specific items:
Risk management instruments	(11)	32	6
Keystone variable toll disputes	(9)	(19)	—
Separation costs	1	1	3
Business development costs	—	5	—
Tariff charges	—	—	1
Keystone XL costs and other	(19)	—	3
Tax effect of the above adjustments	9	(4)	(3)
Normalized net income	127	92	98
Common shares outstanding, weighted average diluted (millions)	208.8	208.5	208.7
Normalized net income per share	0.61	0.44	0.47

Distributable cash flow

Distributable cash flow is used to assess the cash generated through business operations that can be used for South Bow's capital allocation decisions, helping investors understand the Company's cash-generating capabilities and its potential for returning value to shareholders. Distributable cash flow is based on income (loss) before income taxes, adjusted for depreciation and amortization, the normalizing items discussed above, and further adjusted for specific items, including income and distributions from the Company's equity investments, maintenance capital expenditures, which are capitalized and generally recoverable through South Bow's tolling arrangements, and current income taxes.

Distributable cash flow guidance is a forward-looking non-GAAP financial measure. South Bow does not provide a reconciliation of such forward-looking measure to the most directly comparable financial measure calculated and presented in accordance with GAAP due to unknown variables and the uncertainty related to future results. These unknown variables may be inherently difficult to determine without unreasonable efforts.

In the second quarter of 2025, South Bow modified the definition of distributable cash flow to no longer adjust income (loss) before income taxes for interest income and other. Management believes that this modified definition of distributable cash flow more accurately reflects the amount of cash generated through business operations that can be used for South Bow's capital allocation decisions. Comparative measures have been restated to reflect these changes.

The following table reconciles income (loss) before income taxes to distributable cash flow for the indicated periods:

$ millions	Three Months Ended
	Dec. 31, 2025	March 31, 2026	March 31, 2025
Income before income taxes	153	100	114
Adjusted for specific items:
Depreciation and amortization	58	64	62
Income from equity investments	(14)	(13)	(13)
Distributions from equity investments	23	18	19
Maintenance capital expenditures 1 2	(19)	(4)	(13)
Current income tax expense	(23)	(12)	(22)
Normalizing items, net of tax [3]	(29)	15	10
Distributable cash flow	149	168	157
  Supplementary financial measure. See "Specified Financial Measures" of the Q1 2026 MD&A, certain information from which is incorporated by reference into this news release.
  Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.
  Refers to adjustments made to normalized net income, net of tax, and includes other income, risk management instruments, Keystone variable toll disputes, separation costs, tariff charges, and Keystone XL costs and other.

Net debt and net debt-to-normalized EBITDA ratio

Net debt is used as a key leverage measure to assess and monitor South Bow's financing structure, providing an overview of the Company's long-term debt obligations, net of cash and cash equivalents. Management believes this measure is useful for investors as it offers insights into the Company's financial health and its ability to manage and service its debt obligations. Net debt is defined as the sum of total long-term debt with 50% equity treatment of the Company's junior subordinated notes, operating lease liabilities, and dividends payable, less cash and cash equivalents.

Net debt-to-normalized EBITDA ratio is used to monitor South Bow's leverage position relative to its normalized EBITDA for the trailing four quarters. This ratio provides investors with insight into the Company's ability to service its long-term debt obligations relative to its operational performance. A lower ratio indicates stronger financial health and greater capacity to meet its debt obligations.

$ millions, except ratios	Dec. 31, 2025	March 31, 2026	March 31, 2025
Senior unsecured notes	4,682	4,665	4,632
Junior subordinated notes	1,086	1,086	1,087
Total long-term debt	5,768	5,751	5,719
Adjusted for:
Hybrid treatment for junior subordinated notes [1]	(543)	(543)	(544)
Operating lease liabilities	26	25	21
Dividends payable	104	104	104
Cash and cash equivalents	(549)	(599)	(390)
Net debt	4,806	4,738	4,910

Normalized EBITDA for the trailing four quarters	1,022	1,013	1,059
Net debt-to-normalized EBITDA (ratio)	4.7	4.7	4.6
  Includes 50% equity treatment of South Bow's junior subordinated notes.

Forward-looking information and statements

This news release contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on South Bow's current expectations, estimates, projections, and assumptions in light of its experience and its perception of historical trends. All statements other than statements of historical facts may constitute forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as, "anticipate", "will", "expect", "estimate", "potential", "future", "outlook", "strategy", "maintain", "ongoing", "intend", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: the Blackrod Connection Project, including expected cash flows and normalized EBITDA associated with the project; expected dividends and the designation thereof; expectations regarding the advancement of the Prairie Connector project, including timing of the release of the results of the open season; South Bow's corporate vision and strategy, including its strategic and capital allocation priorities, its satisfaction thereof, and outlook; expected interest expense, financial charges, and effective tax rate; expected capital expenditures; expected dividends; that the pricing differentials and need for uncommitted capacity on South Bow's Keystone Pipeline have not materially changed; South Bow's financial guidance for 2026 and beyond, including 2026 normalized EBITDA and second-quarter 2026 normalized EBITDA, 2026 financial charges, 2026 distributable cash flow, and 2026 capital expenditures; that WCSB crude oil supply will grow modestly throughout 2026; the expectation that the Company will update its outlook for growth capital expenditures once it sanctions its next development project; that South Bow's maintenance capital expenditures in 2026 will generally be recoverable through its tolling arrangements; South Bow's expectation that its net debt-to-normalized EBITDA ratio will decrease modestly through 2026; South Bow's financial strength and flexibility; expectations regarding the remedial actions of the MP-171 incident, including the incorporation of findings; and the time and content of the senior leadership conference call and webcast.

The forward-looking statements are based on certain assumptions that South Bow has made in respect thereof as of the date of this news release regarding, among other things: oil and gas industry development activity levels and the geographic region of such activity; WCSB crude oil supply; that favourable market conditions exist and that South Bow has and will have available capital to fund its capital expenditures and other planned spending; prevailing commodity prices, interest rates, inflation levels, carbon prices, tax rates, and exchange rates; the ability of South Bow to maintain current credit ratings; the availability of capital to fund future capital requirements; future operating costs; asset integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; and prevailing regulatory, tax, and environmental laws and regulations.

Although South Bow believes the assumptions and other factors reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these assumptions and factors will prove to be correct and, as such, forward-looking statements are not guarantees of future performance. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and related decisions and requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the energy industry; weakness or volatility in commodity prices; non-performance or default by counterparties; actions taken by governmental or regulatory authorities; the impacts of ongoing geopolitical events; the ability of South Bow to acquire or develop and maintain necessary infrastructure; fluctuations in operating results; adverse general economic and market conditions; the ability to access various sources of debt and equity capital on acceptable terms; and adverse changes in credit. The foregoing list of assumptions and risk factors should not be construed as exhaustive. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the results implied by forward-looking statements, refer to South Bow's annual information form for the year ended Dec. 31, 2025, available under South Bow's SEDAR+ profile at www.sedarplus.ca and, from time to time, in South Bow's public disclosure documents, available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov.

The forward-looking information in this news release also includes financial outlooks and other related forward-looking information. Management approved the financial outlooks contained in this news release, including anticipated normalized EBITDA associated with the Blackrod Connection Project, 2026 normalized EBITDA and segment normalized EBITDA, second-quarter 2026 normalized EBITDA, 2026 financial charges, 2026 effective tax rate, 2026 distributable cash flow, 2026 growth and maintenance capital expenditures, and 2026 net debt-to-normalized EBITDA ratio as of the date of this news release. This financial outlook information is based on, among other things, the various assumptions disclosed in this news release, including those under "Forward-looking information and statements" as of the date hereof. The internal projections, expectations, or beliefs are based on the 2026 budget, which is subject to change in light of ongoing results, prevailing economic conditions, commodity prices, and industry conditions and regulations. The purpose of these financial outlooks is to inform readers about Management's expectations for the Company's financial and operational results in 2026, and such information may not be appropriate for other purposes.

South Bow's future shareholder distributions, including but not limited to the payment of dividends, if any, and the level thereof, is uncertain. Any decision to pay dividends on South Bow's shares (including the actual amount, the declaration date, the record date, and the payment date in connection therewith and any special dividends) will be subject to the discretion of the Board and may depend on a variety of factors, including, without limitation, South Bow's business performance, financial condition, financial requirements, growth plans, expected capital requirements, and other conditions existing at such future time, including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on South Bow under applicable corporate law. Further, the actual amount, the declaration date, the record date, and the payment date of any dividend are subject to the discretion of the Board. There can be no assurance that South Bow will pay dividends in the future.

The forward-looking statements contained in this news release speak only as of the date hereof. South Bow does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. All forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

About South Bow

South Bow safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure, connecting Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma, and the U.S. Gulf Coast through our unrivalled market position. We take pride in what we do—providing safe and reliable transportation of crude oil to North America's highest demand markets. As an investment-grade entity based in Calgary, Alberta, South Bow's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol SOBO. To learn more, visit www.southbow.com.

Contact information

Investor Relations	Media Relations
Martha Wilmot	Solomiya Martoiu
investor.relations@southbow.com	communications@southbow.com

1 Non-GAAP financial measure or non-GAAP ratio that do not have standardized meanings under generally accepted accounting principles (GAAP) and may not be comparable to measures presented by other entities. See "Specified financial measures" of this news release.